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SEC FILE NUMBER
8-67832

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__January 1, 2009__ AND ENDING __December 31, 2009__

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ParkBrook Capital LLC

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue

(No. and Street)

New York   New York   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ludwig   212-888-3413

                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder

(Name – if individual, state last, first, middle name)

8 Chatham Place   Dix Hills   NY   11746

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

FEB 22 2010

Washington, DC
110

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I   Michael Ludwig   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
   ParkBrook Capital LLC   , as
of   December 31,   2009   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
Signature

_____FINOP_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
        Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
        consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Members
ParkBrook Capital LLC

We have audited the accompanying statement of financial condition of ParkBrook Capital LLC as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ParkBrook Capital LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

January 18, 2010

PARKBROOK CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents $ 37,581

    Total Assets   **$ 37,581**

LIABILITIES AND MEMBERS' EQUITY

Liabilities
    Accrued expenses $ 6,170

Members' Equity   31,411

    **Total Liabilities and
        Members' Equity**   **$ 37,581**

See accompanying auditors' report and notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

ParkBrook Capital LLC, (the "Company"), was incorporated September 2007 and became a registered broker-dealer on June 2, 2008. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was formed to provide private placement services to its clients in connection with various financing transactions.

As a limited liability company, members of the Company shall not be obligated personally for any debts, obligations or liabilities of the Company solely by reason of being a member. The Company shall continue in perpetuity unless the Company is dissolved and its affairs wound up upon the occurrence of certain events defined in the limited liability company operating agreement.

Revenue Recognition

The Company recognizes revenue upon the placement of private financing transactions for its clients when the amount is determinable and realizable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Income Taxes

The Company as a limited liability company is taxed similar to a partnership for Federal and State income tax purposes, whereby, the individual member of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal and State income tax has been provided.

Note 2 - Related Party Transactions

The Company has an administrative services agreement with an affiliate who is a member of the Company. The agreement provides that the affiliate shall pay for the following expenses: salaries and benefits, occupancy, office and marketing and allocate them to the Company. Monthly allocations amounted to $1,250. Pursuant to the agreement, such allocation is a capital contribution by the member.

The Company shares office space with its affiliate and rental charges are included in the administrative services agreement.

Such member intends to provide the Company with sufficient working capital to meet operations and minimum net capital requirements.

Note 3 - Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution is insured by the Federal Deposit Insurance Corporation up to 250,000.

Note 4 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2009, the Company had net capital, as defined, of $30,285 which exceeded the required minimum net capital by $25,285. Aggregate indebtedness at December 31, 2009 totaled $6,170 and the ratio of aggregate indebtedness to net capital was .20 to 1.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through January 18, 2010, the date of the financial statements were available for issuance.

PARKBROOK CAPITAL LLC

FINANCIAL STATEMENT

DECEMBER 31, 2009

****

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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